SEC FILE NUMBER 333-131004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:      December 25, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

The Restaurant Company

Full Name of Registrant

Not applicable

Former Name if Applicable

6075 Poplar Ave. Suite 800

Address of Principal Executive Office (Street and Number)

Memphis, TN 38119

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART II — RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
The filing of the Registrant’s annual report on Form 10-K was delayed due to a technical problem in the Edgar filing process. The Registrant filed the Form 10-K on March 28, 2006, 1 calendar day following the prescribed due date. The Registrant has contacted the Commission to request that the filing be deemed timely.
(Attach extra sheets if needed)

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Joseph F. Trungale	901	766-6400

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes  ☐  No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        ☑ Yes  ☐  No
Net loss for the successor for the period September 22, 2005 through December 25, 2005 was $478,000 and net loss for the predecessor for the period December 27, 2004 through September 21, 2005 was $4,140,000 versus net income for the fiscal year ended December 26, 2004 reported as $5,145,000. Results of operations for the current year are impacted by the transaction costs and stock compensation expense related to the acquisition of the Company by TRC Holding Corp., an affiliate of Castle Harlan Partners IV, L.P.
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Restaurant Company

(Name of Registrant as Specified in Charter
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

March 28, 2006	By:	/s/ Joseph F. Trungale
Joseph F. Trungale
President and Chief Executive Officer

INSTRUCTION: The form may be signed by executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).